                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                 Publicard, Inc.
                                 ---------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.10
                          -----------------------------
                         (Title of Class of Securities)

                                    744627100
                                    ---------
                                 (CUSIP Number)

                               December 31, 1999
                               -----------------
             (Date of Event Which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

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-------------------                                            -----------------
CUSIP No. 744627100                    13G                     Page 2 of 6 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FOREIGN & COLONIAL MANAGEMENT LIMITED
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             728,450
     OWNED BY        ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON
       WITH          ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            728,450
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           728,450
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           Less than 5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IA, CO
---------- ---------------------------------------------------------------------



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-------------------                                            -----------------
CUSIP No. 744627100                    13G                     Page 3 of 6 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HYPO FOREIGN & COLONIAL MANAGEMENT (HOLDINGS) LIMITED
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             728,450
     OWNED BY        ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON
       WITH          ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            728,450
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           728,450
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           Less than 5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           HC, CO
---------- ---------------------------------------------------------------------

Item 1(a):          Name of Issuer:
----------          ---------------
                    Publicard, Inc. (formerly known as Publicker
                    Industries, Inc., former CUSIP No. 744635103)

Item 1(b):          Address of Issuer's Principal Executive Offices:
----------          ------------------------------------------------
                    One Post Road
                    Fairfield, Connecticut 06430

Item 2(a)           Name of Person Filing
---------           ---------------------
                    Foreign & Colonial Management Limited ("F&C
                    Limited") and Hypo Foreign & Colonial
                    Management (Holdings) Limited ("F&C Holdings" and, together with F&C Limited, the "Reporting Entities")

Item 2(b):          Address of Principal Business Office:
----------          -------------------------------------
                    The address of the principal business office of each of the Reporting Entities is Exchange House, Primrose Street, London EC2A
                    2NY, England

Item 2(c):          Citizenship:
----------          ------------
                    Each of the Reporting Entities is a
                    corporation organized under the laws of the United Kingdom.

Item 2(d):          Title of Class of Securities:
----------          -----------------------------
                    Common Stock, par value $0.10 per share ("Common Stock")

Item 2(e):          CUSIP Number:
----------          -------------
                    744627100

Item 3:             (e) F&C Limited is an Investment Adviser in
-------             accordance wit ss. 240.13d-1(b)(1)(ii)(E)

                    (g) F&C Holdings is a Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G)
                    (Note: See Item 7).

Item 4:             Ownership:
-------             ----------
                    (a) Amount beneficially owned: 728,450

                    (b) Percent of class: Less than 5%.

                    (c) Number of shares as to which the person has:

                         (i)    Sole power to vote or to direct
                                the vote: 0

                         (ii)   Shared power to vote or to direct
                                the vote: 728,450

                         (iii)  Sole power to dispose or to
                                direct the disposition of: 0

                         (iv)   Shared power to dispose or to
                                direct the disposition of:
                                728,450


                        Page 4 of 6 Pages

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Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------
                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6:             Ownership of More than Five Percent on
-------             --------------------------------------
                    Behalf of Another Person:
                    -------------------------
                    Dividends received from, and proceeds from the sale of, Common Stock, if any, by F&C Limited are allocated by F&C Limited to the applicable accounts of its clients and are distributed or retained in accordance with F&C Limited's investment management agreements with those clients.

Item 7:             Identification and Classification of the Subsidiary
-------             ---------------------------------------------------
                    Which Acquired the Security Being Reported on
                    ---------------------------------------------
                    By the Parent Holding Company:
                    ------------------------------
                    F&C Holdings currently owns 100% of the
                    outstanding capital stock of F&C Limited. F&C Limited is filing pursuant to Rule 13d-1(b)(1)(ii)(E) under the Exchange Act as an Investment Adviser registered under
                    Section 203 of the Investment Advisers Act of
                    1940. A Joint Filing Agreement was executed to this effect on February 3, 1995 and was filed as Exhibit I to the Schedule 13G filed for the Reporting Entities on February 3,
                    1995 which is incorporated herein by
                    reference.

Item 8:             Identification and Classification of
-------             ------------------------------------
                    Members of the Group:
                    ---------------------
                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------
                    Not Applicable.

Item 10:            Certification:
--------            --------------
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                        Page 5 of 6 Pages

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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2000


                                        FOREIGN & COLONIAL MANAGEMENT LIMITED


                                        By: /s/ D.S. Manning
                                            ------------------------------
                                            Name:  D.S. Manning
                                            Title: Director

                                        HYPO FOREIGN & COLONIAL MANAGEMENT
                                        (HOLDINGS) LIMITED


                                        By: /s/ R.T. Hostler
                                            ------------------------------
                                            Name:  R.T. Hostler
                                            Title: Secretary


                               Page 6 of 6 Pages